Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES  AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(Tabular dollars in millions except ratios)

	Twelve Months Ended December 31,
	2008		2007		2006		2005		2004

Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of investee companies	$(12,575.1)		$2,133.0		$2,132.7		$(7,564.4)		$(15,850.2)

Add:
Distributions from investee companies	5.8		7.7		8.9		9.5		12.6
Interest expense, net of capitalized interest	546.3		570.1		564.5		719.6		693.7
1/3 of rental expense	215.8		193.4		160.9		137.2		123.8

Total Earnings (loss)	$(11,807.2)		$2,904.2		$2,867.0		$(6,698.1)		$(15,020.1)

Fixed charges:
Interest expense, net of capitalized interest	$546.3		$570.1		$564.5		$719.6		$693.7
1/3 of rental expense	215.8		193.4		160.9		137.2		123.8

Total fixed charges	$762.1		$763.5		$725.4		$856.8		$817.5

Ratio of earnings to fixed charges	Note	a	3.8	x	4.0	x	Note	a	Note	a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008, $7.55 billion in 2005 and $15.84 billion in 2004 due to the non-cash impairment charges of $14.18 billion in 2008, $9.48 billion in 2005 and $18.0 billion in 2004.